Rio Tinto completes commissioning of Amrun bauxite mine

8 March 2019

Rio Tinto has completed commissioning of the $1.9 billion ($A2.6 billion) Amrun bauxite mine on the Cape York Peninsula in Queensland, Australia.

The mine and associated processing and port facilities will replace production from Rio Tinto’s depleting East Weipa mine and increase annual bauxite export capacity by around 10 million tonnes, at a time when highergrade bauxite is becoming scarcer globally.

Rio Tinto chief executive J-S Jacques said “Amrun was completed early and under budget, demonstrating Rio Tinto’s productivity and innovation capabilities. By applying fresh thinking we also delivered safety, environmental, cost and timing benefits.

“Amrun will provide jobs, support businesses and contribute to growth in the region for the next 50 years, building on $A2.2 billion of contracts with local, State and national businesses [during construction].”

Queensland Premier Annastacia Palaszczuk said “Weipa’s bauxite will be used to make aluminium for mobile phones, aeroplanes, vehicles and many other applications around the world.

“The Amrun project is one of the sector’s proudest achievements and I am delighted to be visiting this amazing mine and its workers once again.”

In an industry first, Amrun’s 1km-long export facility was built in modules off-site and then brought to Amrun and connected. This reduced over-water construction and painting in the culturally significant and environmentally sensitive region and reduced construction time by a year. It also increased safety by removing the need for 300,000 work hours that would have been spent at height and over water.

Rio Tinto Growth & Innovation group executive Steve McIntosh said “Game-changing innovations and collaborations such as these are vital for advancing the future of the mining and metals industry globally in a safe, cost-effective and replicable manner.”

Notes for editors

Amrun is about 40 kilometres south of Rio Tinto’s existing East Weipa and Andoom mines on the Cape York Peninsula in Far North Queensland.

The mine, plant and export facility were approved in 2015, with a targeted start date of 2019. Rio Tinto made Amrun’s first shipment in December 2018, six weeks ahead of schedule. At full production, Amrun will have capacity of 22.8 million tonnes a year, with options to expand.

At the peak of construction, 1,200 people worked on site. Since project inception, close to 400 Aboriginal and Torres Strait Islander people have been employed by the project.

Rio Tinto has a long history of partnering with Traditional Owners on Cape York. Aboriginal and Torres Strait Islander people make up one in four employees at its existing Western Cape operations.  The Amrun mine will continue creating opportunities for Indigenous people from Cape York and the surrounding region.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Media Relations, Americas

Matthew Klar

T +1 514 608 4429

Media Relations, Asia

Grant Donald

T +65 6679 9290

M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom John Smelt T +44 20 7781 1654 M +44 7879 642 675 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018
Rio Tinto plc 6 St. James’s Square London SW1Y4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404